UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MFC Industrial Ltd.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	Not applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite #1620 - 400 Burrard Street
Vancouver, British Columbia, Canada	V6C 3A6
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Share Purchase Rights	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): Not applicable

Securities to be registered pursuant to section 12(g) of the Act:

None
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Registered.

Summary.

     On November 11, 2013, MFC Industrial Ltd. (the "Company") announced that, in connection with a shareholder rights plan agreement dated of even date (the "Rights Plan") between the Company and Computershare Inc., as Rights Agent, the Board of Directors (the "Board") of the Company authorized the issuance of one common share purchase right (each, a "Right") for each common share of the Company without par value (the "Common Shares") to the shareholders of record at the close of business on November 22, 2013.

     The following is only a summary of the features of the Rights Plan as it applies to the Company and is not complete. This summary is qualified in its entirety by the full text of the Rights Plan, which is attached as Exhibit 4.1 to this Form 8-A and is incorporated herein by reference. Except as otherwise defined herein, defined terms used below have the meanings ascribed thereto in the Rights Plan.

     In general terms, the Rights Plan imposes a significant penalty upon any person or group that acquires beneficial ownership of 20% or more of the Company’s outstanding voting interests, including through derivative positions, unless such acquisition is in connection with an offer for all of the outstanding voting interests of the Company for the same consideration and that is conditioned on the acquisition of more than 50% of the Company’s voting interests not owned by the acquiring person in such an offer.

     The Rights Plan is subject to confirmation by the Company's shareholders within twelve months after the date of the Rights Plan. If such confirmation is not obtained, the Rights Plan will automatically terminate and cease to be effective. If the Rights Plan is confirmed by shareholders within such twelve-month period, it will remain in force for an additional three years from the date of such confirmation, after which it will automatically terminate and cease to be effective.

Issue of Rights.

     Under the Rights Plan, which became effective on November 11, 2013, one Right will be issued to shareholders of record at the close of business on November 22, 2013 and will be attached to each outstanding Common Share. One Right will also be issued and attach to each Common Share issued thereafter, subject to the limitations set forth in the Rights Plan.

Acquiring Person.

     An "Acquiring Person" is a person that beneficially owns 20% or more of the outstanding Voting Shares of the Company, including through derivative positions. "Voting Shares" include Common Shares and any other shares of the Company entitled to vote generally and at all times for the election of the Company's directors. However, an Acquiring Person is not the Company or any subsidiary of the Company, a shareholder who beneficially owns 20% or more of the outstanding Common Shares on November 11, 2013, or any person that would otherwise become an Acquiring Person as a result of certain exempt transactions. These exempt transactions include, among others: (i) specified acquisitions of securities of the Company; (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) certain other specified exempt acquisitions; and (iv) transactions to which the application of the Rights Plan has been waived by the Board.

Rights Exercise Privilege.

     The Rights will separate from the Common Shares to which they are attached and will become exercisable at the later of (a) the close of business on the tenth Business Day after the earliest of: (i) the date on which a person has become an Acquiring Person; (ii) the date of commencement of, or first public announcement or disclosure of the intent of any person to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid; and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such and (b) in each case such later date as the Board may determine (the "Separation Time"). Subject to adjustment as provided in the Rights Plan, following the Separation Time, each Right will entitle the holder to purchase one Common Share for an exercise price equal to three times the prevailing market price of a Share as at the Separation Time (the "Exercise Price").

     A transaction in which a person becomes an Acquiring Person is referred to as a "Flip-in Event". Any Rights beneficially owned by an Acquiring Person (or a transferee of such Rights, in certain circumstances) on or after the earlier of the Separation Time and the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth business day after the first date of public announcement by the Company or an Acquiring Person that an acquiring person has become such, the Rights (other than those Beneficially Owned by the Acquiring Person or any transferee of such Rights) will entitle the holder to purchase, for the Exercise Price, that number of Common Shares having an aggregate market price equal to twice the Exercise Price, subject to adjustment in certain circumstances.

Impact Once Rights Plan Is Triggered.

     Upon the occurrence of a Flip-in Event and the Rights separating from the attached Common Shares, reported earnings per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

     By permitting holders of Rights other than Rights beneficially owned by an Acquiring Person (or such Acquiring Person's transferee of such Rights) to acquire Common Shares of the Company at a discount to market value, the Rights may cause substantial dilution to a person or group that becomes an Acquiring Person other than by way of a Permitted Bid or a Competing Permitted Bid or other than in circumstances where the Rights are redeemed or the Board waives the application of the Rights Plan.

Certificates and Transferability.

     Prior to the Separation Time, share certificates for Common Shares will also evidence one Right for each Common Share represented by the certificate. Certificates evidencing Common Shares issued after the close of business on November 22, 2013, will bear a legend to this effect. Rights are also attached to Common Shares outstanding as at the close of business on November 22, 2013, although share certificates already outstanding on that date will not bear such a legend.

     Prior to the Separation Time, the Rights will not be transferable separately from the attached Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Common Shares.

Permitted Bids and Competing Permitted Bids.

     The Rights Plan is not triggered if an offer would, among other things, allow (i) sufficient time for the Company's shareholders to consider and react to the offer and (ii) shareholders to decide to tender or not tender without the concern that they will be left with illiquid Voting Shares should they not tender.

     A "Permitted Bid" is a take-over bid where the bid is made by way of a take-over bid circular to all holders of Voting Shares, other than the offeror, for all outstanding Voting Shares and the bid is subject to irrevocable and unqualified conditions that: (i) no Voting Shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and then only if more than 50% of the outstanding Voting Shares held by independent shareholders have been tendered to the bid and not withdrawn; (ii) Voting Shares may be deposited pursuant to the bid (unless the bid is withdrawn) at any time prior to the close of business on the date Voting Shares are first taken up and paid for under the bid; (iii) any Voting Shares deposited pursuant to the bid may be withdrawn until taken up and paid for; and (iv) if the 50% condition set forth in (i) above is satisfied, that fact will be publicly announced and the bid will be extended for at least ten business days following such announcement.

     A "Competing Permitted Bid" is a take-over bid made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid and that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for Voting Shares tendered under a Competing Permitted Bid is not 60 days, but may instead be the later of (i) 35 days after the date of the take-over bid and (ii) the earliest date for take-up and payment of shares under any other Permitted Bid or Competing Permitted Bid then in existence.

     Neither a Permitted Bid nor a Competing Permitted Bid is required to be approved by the Board and such bids may be made directly to shareholders. Acquisitions of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Waiver, Redemption and Amendment.

     The Board acting in good faith may, at any time prior to the occurrence of a Flip-in Event, provided that the particular Flip-in Event would result from a take-over bid made by way of a take-over bid circular sent to all holders of record of Voting Shares, waive the application of the Rights Plan to such Flip-in Event. In such event, the Board shall be deemed to have waived the application of the Rights Plan to any other Flip-in Event occurring by means of any take-over bid circular to all holders of record of Voting Shares prior to the expiry of the take-over bid in respect of which the original waiver is or is deemed to have been granted.

     The Board may also waive the application of the Rights Plan to a Flip-in Event provided that the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence without any intention to become or knowledge that it would become an Acquiring Person and such Acquiring Person has reduced its beneficial ownership of Common Shares such that at the time of the waiver it is no longer an Acquiring Person. The Board may also waive the application of the Rights Plan to a Flip-in Event provided that the Acquiring Person has contractually agreed to reduce its beneficial ownership of Common Shares such that it would no longer be an Acquiring Person.

     Upon the occurrence of a Flip-in Event as to which the application of the Rights Plan has not been waived, the Board may also, with the prior consent of the holders of Voting Shares, waive the application of the Rights Plan if such Flip-in Event occurred by means of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of Voting Shares and otherwise than if the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person. In such event, the Board will extend the Separation Time to a date subsequent to and not more than ten business days following the meeting of shareholders called to approve such waiver.

     Until the occurrence of a Flip-in Event, the Board may, at any time prior to the Separation Time, with the approval of holders of the Voting Shares (or with the approval of holders of Rights if the Separation Time has occurred), elect to redeem all but not less than all of the then outstanding Rights at $0.0001 per Right. In the event that, prior to the occurrence of a Flip-In Event, a person acquires more than 50% of the Voting Shares, other than Voting Shares beneficially owned by such person, pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the Board has waived the application of the Rights Plan, then the Board shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

     The Company may, by Board resolution, supplement or amend the Rights Plan to correct any clerical or typographical error and may, subject to confirmation by the shareholders of the Company (or with the approval of holders of Rights if the Separation Time has occurred), supplement or amend the Rights Plan to maintain the validity of the Plan as a result of any relevant change in legislation or regulations. The Company may also amend, vary or rescind any of the provisions of the Rights Plan with the consent of the holders of Voting Shares (or with the approval of holders of Rights if the Separation Time has occurred).

     At any date prior to the Rights Plan's confirmation by the Company's shareholders, which must be obtained before November 11, 2014, the Board may amend, vary or rescind any of the provisions of the Rights Plan (except those provisions specifically relating to the rights or duties of the Rights Agent) or may terminate the Rights Plan by adopting a resolution to such effect.

Confirmation and Expiration.

     Under the terms of the Rights Plan, the Rights Plan will automatically terminate and cease to be effective within twelve months after its adoption unless it is ratified and confirmed by the Company's independent shareholders prior to such date. If the Rights Plan is confirmed by independent shareholders within the twelve-month period, it will then remain in effect for an additional three years, after which it will automatically terminate and cease to be effective. The Board may, at its sole option, also terminate the Rights Plan at any point within twelve months of its adoption if it has not yet been ratified and confirmed by the Company's independent shareholders.

Item 2. Exhibits.

4.1	Shareholder Rights Plan Agreement, dated as of November 11, 2013, between MFC Industrial Ltd. and Computershare Inc., as Rights Agent, which includes the Form of Rights Certificate as a Schedule A (incorporated by reference to Exhibit 99.2 to the Company's report on Form 6-K filed on November 12, 2013).

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 15, 2013	MFC INDUSTRIAL LTD.

	By:	/s/ Michael Smith
		Name:	Michael Smith
		Title:	Chairman, President and Chief
Executive Officer